

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2006

Mr. Daniel G. Stevens
Vice President and Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

> **Re:** **Smithfield Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 1, 2005**
> **Filed July 11, 2005**
> **File No. 1-15321**

Dear Mr. Stevens:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended May 1, 2005

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note that you begin your reconciliation of Cash flows from operating activities with Income from continuing operations, instead of with Net income, as required by paragraph 28 of SFAS 95. Please amend your Form 10-K to comply with the requirement of paragraph 28 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Principals of Consolidation, page F-8

2.   We note your disclosure that indicates the company is the primary beneficiary of entities consolidated under FIN 46(R). Please modify your disclosures to include the requirements of paragraphs 23 and 24 of FIN 46(R).

Note 7 – Shareholders' Equity

Stock Options, page F-19

3.   We note that you account for stock option plans in accordance with SFAS 123. Please modify your header, if true, to indicate the information labeled as 2003 is for 2004. In addition, we note that your volatility percentage has not changed from the prior period. Please describe to us your method of determining your volatility index and provide us with a copy of your analysis supporting the volatility you disclose.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief